EXHIBIT 99.1

Asia Pacific Wire & Cable Corporation Ltd. Reports 2019 Financial Results

TAIPEI, Taiwan, April 30, 2020 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ: APWC) ("APWC" or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced the Company's financial results for the twelve months ended December 31, 2019.  Unless otherwise indicated, all data are reported in U.S. dollars at the exchange rate prevailing on the date of the event or result reported.

Full Year 2019 Financial Results (Ended December 31, 2019), and 2018 comparative results

	FY 2019	FY 2018	CHANGE
Revenues	$338.2 million	$425.9 million	(20.6	) %
Operating Profit/(Loss)	$(0.6) million	$8.7 million	(107.5	) %
Net Income/(Loss)	$(1.6) million	$2.9 million	(155.7	) %
EPS (1)	$(0.12)	$0.21	(157.1	) %

(1) The calculation of the earnings per share is based on 13,819,669 and 13,819,669 basic and diluted weighted average common shares issued and outstanding for the twelve months ended December 31, 2019 and 2018, respectively.

Full Year 2019 Results

Revenues for the twelve months ended December 31, 2019, were $338.2 million, a decrease of 20.6%, from $425.9 million in the prior year. Net revenue in the Company’s Thailand region decreased by 19.2%, primarily due to the postponement of the delivery of products per the request of a major client. Revenues in the Company's North Asia region decreased by 26.1%, primarily due to the negative impact of the trade war between the United States and China. Revenues in the Company's Rest of World ("ROW") region decreased by 18.1%, primarily due to intense competition. The Company’s North Asia region includes China and Hong Kong; the Thailand region contains the operations and sales inside Thailand and Thai exports; the ROW region includes Singapore, Australia and the other markets where APWC has operations or sales outside of the Thailand region and North Asia region.

Operating profit for the twelve months ended December 31, 2019 decreased by 107.5% to $(0.6) million from $8.7 million in the same period last year.  Operating margin decreased by 109.3%, declining from an operating profit margin of 2.0% in 2018 to an operating loss margin of (0.2%) in 2019.  In the Thailand region, operating profit margin declined from 4.5% to 1.8%, which was attributable primarily to decreased sales of higher margin products.  In the North Asia region, operating profit margin decreased form 5.1% to 1.6%, due to a decrease in sales volume, which eroded the profit margin, and an increase in severance payments related to the Shanghai facility restructuring. The ROW region’s operating loss margin decreased slightly in 2019, and was primarily attributable to a decrease in selling price, margin erosion due to competition, as well as higher unit costs.

Selling, general and administrative expenses for 2019 were $25.1 million, compared to $26.9 million reported in 2018.  Net loss attributable to APWC shareholders was $(1.6) million for the full year of 2019, compared to net income of $2.9 million in 2018, primarily attributable to a decline in operating income.  Net loss per share was $(0.12) in 2019, while a net income of $0.21 per share was reported for 2018. The weighted average number of shares issued and outstanding was 13.82 million in each of 2019 and 2018.

Financial Condition

APWC reported $53.7 million in cash and cash equivalents as of December 31, 2019, compared to cash and cash equivalents of $60.8 million as of December 31, 2018.

Current assets totaled $239.5 million as of December 31, 2019, compared to $254.1 million as of December 31, 2018.  Working capital was $185.9 million as of December 31, 2019.  Short term bank loans were $11.4 million at December 31, 2019, down from $24.8 million at the end of 2018.  The Company had no long-term debt outstanding at December 31, 2019.  Shareholder's equity attributable to APWC was $153.8 million as of December 31, 2019, compared to $150.0 million as of December 31, 2018.

APWC reported $15.1 million in net cash generated from operations during the twelve months ended December 31, 2019, compared to cash generated from operations of $40.6 million in the corresponding period in 2018. The decrease in cash generated from operations in 2019 was primarily attributable to a decrease in sales. The Company reported $6.4 million in cash outflows from investing activities during the twelve months ended December 31, 2019, compared to $4.8 million in cash outflows in the same period of 2018. The cash used in investing activities in 2019 was attributable primarily to increased purchases of property, plant and equipment.  APWC reported $17.9 million in cash outflows from financing activities during 2019, compared to $19.6 million in cash outflows from financing activities in the same period of 2018. The decrease in cash outflows in 2019 was primarily attributable to a decrease in the repayment of bank loans. The Company slightly reduced capital expenditures to $5.4 million in 2019, compared to $4.4 million in 2018.

We encourage shareholders to review our Annual Report for the year ended December 31, 2019, which is on file with the SEC, and to visit the Company’s website (www.APWCC.com)  for further information.
Information on the Company's website or any other website does not constitute a portion of this release.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable, enameled wire and electronic wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company. The Company also provides project engineering services in the supply, delivery and installation ("SDI") of power cables to certain of its customers.

Safe Harbor Statement

This release contains certain "forward-looking statements" relating to the Company, its business, and its subsidiary companies. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes", “anticipates”, "expects", “estimates”, “intends”, “plans” or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as believed, anticipated, expected, estimated, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Contact: Investor Relations Contact: Asia Alpha Investor Relations Lisa A. Gray Senior Account Manager Phone: +1-212-989-9899 Email: apwc@asiaalphair.com